SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

Emerson Radio Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

____________________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A8	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,086,249
	8	SHARED VOTING POWER
44,500
	9	SOLE DISPOSITIVE POWER
2,086,249
	10	SHARED DISPOSITIVE POWER
44,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,130,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%
14	TYPE OF REPORTING PERSON*
IN-OO

SCHEDULE 13D/A8

This constitutes Amendment No. 8 to the statement on Schedule 13D (the “Amendment No. 8”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed May 22, 2012 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”) and Trust A-4 (“Trust A-4” and, collectively with Trust A-3, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $332,447.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $522,723.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $1,177,710.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $2,209.40.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $431,972.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (S8) (“MILGRAT (S8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT (S8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (S8) were contributed to MILGRAT (S8) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (C9) (“MILGRAT (C9)”), dated as of January 18, 2013, Mr. Miller was named as the trustee to MILGRAT (C9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (C9) were contributed to MILGRAT (C9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J9) (“MILGRAT (J9)”), dated as of May 6, 2013, Mr. Miller was named as the trustee to MILGRAT (J9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J9) were contributed to MILGRAT (J9) by its grantor, Catherine C. Miller.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

As a matter of urgency, Mr. Miller believes that the Board of Directors of Emerson should pursue a sale of the Company. Mr. Miller continues to believe that the Company’s capital structure is highly problematic, with its controlling shareholder in bankruptcy, namely The Grande Holdings Limited (Provisional Liquidators Appointed). Mr. Miller believes that the rights of minority stockholders would be compromised if the Board of Emerson facilitated or permitted the transfer of a control block of shares by Grande Holdings without strong stockholder protections. Mr. Miller believes that the Board should adopt a stockholder rights plan that would protect minority stockholders in connection with any attempt to transfer blocks of shares by Grande Holdings.

As a long-term investor, Mr. Miller believes that each member of the Board has a duty to minority public stockholders, including directors affiliated with FTI Consulting (Hong Kong) Limited, as Joint and Several Provisional Liquidators over Grande Holdings. Emerson has a long history of related party transactions and accounting failures, as well as currently outstanding litigation and tax disputes that created risks to shareholder value. Mr. Miller believes that the Board has a duty to ensure that control of the Company transfers to one or more holders who are committed to respecting the rights of the minority public stockholders.

In view of prior lawsuits against insiders of Emerson in conflict of interest transactions, Mr. Miller believes that further litigation might result if control of the Company transferred in any manner, at any time, or to any person, including any affiliate or former affiliate of Grande, that is not in the interests of the minority public stockholders. Mr. Miller will continue to scrutinize all transactions that affect Emerson common stock and its trading value.

In the Schedule 13D and prior amendments, Mr. Miller has urged governance reforms at Emerson, especially with respect to internal controls and ongoing related party transactions with Grande Holdings. In addition, Mr. Miller has communicated with the Board of Directors of Emerson to urge them to enhance shareholder value, including through cash dividends and a sale of the Company to resolve uncertainties over the bankruptcy of Grande Holdings, the Company’s controlling shareholder.

Mr. Miller may consider purchases of additional shares of Emerson on the open market or from the Provisional Liquidators of Grande.

Except in connection with the matters described in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 2,130,749 shares of Common Stock, which is equal to approximately 7.9% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on February 14, 2014. As of the date hereof, 206,489 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 315,920 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 599,302 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 237,271 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, 102,892 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (S8), 232,642 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (C9), 381,899 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (J9), 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned by the IRA, and 8,640 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, MILGRAT (S8), MILGRAT (C9), MILGRAT (J9), the IRA, Milfam II, LIMFAM LLC and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-3
Date of Transaction	Number of Shares Sold	Price Per Share
February 18, 2014	103,300	$2.06

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
March 6, 2014	26,600	$2.20
March 7, 2014	290,594	$2.2357
March 13, 2014	74,100	$2.07004
March 14, 2014	54,205	$2.14388

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III